May 19, 2004

DYNAMIC FILES FORM 20-F AND REPORTS ON RESERVES DATA

DYNAMIC OIL & GAS, INC. is pleased to announce that it has filed with Canadian securities regulatory authorities and with the Securities and Exchange Commission its audited financial statements, management’s discussion and analysis and Form 20-F, which satisfies the requirements to file an annual information form in Canada. Included as an exhibit to the Form 20-F are the statement of reserves data, and other oil and gas information, the report on reserves data by Sproule Associates Limited, our independent qualified reserves evaluator and report of management and directors on oil and gas disclosure which are required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. These filings will be available for review on our website or at www.sedar.com and www.sec.gov/edgar.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE .”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com